      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

           DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
                                (Name of Issuer)

           DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
                        (Name of Person Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    245916101
                                 _______________
                      (CUSIP Number of Class of Securities)

                      Richelle S. Maestro, Esq., Secretary
           Delaware Investments Global Dividend and Income Fund, Inc.
                               2005 Market Street
                             Philadelphia, PA 19103
                                  215-255-1371
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION $________*            AMOUNT OF FILING FEE:  None.

          This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing  fee is  calculated  and state how it was determined.

/ / Check box if any part of the fee is offset as  provided  by Rule  0-11(a)(2)
and  identify  the filing with which the  offsetting  fee was  previously  paid.
Identify the previous filing by registration  statement  number,  or the Form or
Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________
Form or Registration No.: __________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/X/ Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

FOR IMMEDIATE RELEASE
Contact: Christina Ward                              Priscilla Brown
         Corporate Communications                    Investor Relations
         Delaware Investments                        Lincoln Financial Group
         215-255-1388                                215-448-1422
         cward@delinvest.com

           DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
               ANNOUNCES SELF-TENDER FOR 10 PERCENT OF ITS SHARES

     PHILADELPHIA,  May 20, 2005 Delaware Investments Global Dividend and Income
Fund, Inc. (NYSE:  DGF) (the "Fund") announced today that its Board of Directors has  authorized an issuer tender offer to purchase for cash up to 598,558 shares of its common stock, each of which has a par value $0.01 per share, representing
10  percent of its issued and  outstanding  shares of common  stock.  The tender offer will commence on Friday,  June 3, 2005, and will expire,  unless extended, at 11:59  p.m.,  New York City time,  on  Thursday,  June 30,  2005.  Subject to various terms and conditions  described in offering  materials to be distributed to shareholders, purchases will be made at a price per share equal to the Fund's net asset value per share on the first  business day after the expiration of the offer.

     Subject to various terms and conditions  described in offering materials to be distributed to shareholders,  if more shares are tendered than the amount the
Board has  authorized  to  purchase,  the Fund will  purchase a number of shares equal to the offer amount on a pro-rated basis.

     The shares of common stock of the Fund have  recently  traded at a discount to their net asset value per share. During the pendency of the tender offer, the
current  net  asset  value  per  share  will  be   available   by  telephone  at
1-866-340-1397.

     The  Fund  is  a  diversified,  closed-end  fund.  The  primary  investment objective is to seek high current  income;  capital  appreciation is a secondary objective.  The Fund seeks to achieve its objectives by investing,  under normal circumstances,  at least 50  percent  of its total  assets in  income-generating
equity  securities,   including   dividend-paying  common  stocks,   convertible
securities,  preferred stocks, and other  equity-related  securities of U.S. and foreign issuers.  Up to 50 percent of the Fund's total assets may be invested in
non-convertible   debt  securities   consisting   primarily  of  government  and
high-yield, high-risk corporate bonds of U.S. and foreign issuers.

     Under normal market conditions, the Fund will invest at least 50 percent of its total assets in  securities  of U.S.  issuers and at least 20 percent of its total assets in securities of foreign  issuers.  In addition,  the Fund utilizes leveraging  techniques in an attempt to obtain higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

     In 1995,  the Fund  implemented a managed  distribution  policy.  Under the policy, the Fund is managed with a goal of generating as much of the dividend as possible from ordinary  income (net  investment  income and  short-term  capital gains). The balance of the dividend then comes from long-term capital gains and, if necessary, a return of capital.

SHAREHOLDERS  ARE ADVISED TO READ THE OFFER TO PURCHASE  WHEN IT IS AVAILABLE AS
IT CONTAINS  IMPORTANT  INFORMATION.  THE OFFER TO PURCHASE AND OTHER  DOCUMENTS
FILED BY THE FUND WITH THE  SECURITIES  AND EXCHANGE  COMMISSION,  INCLUDING THE
FUND'S  ANNUAL  REPORT FOR THE FISCAL  YEAR ENDED  NOVEMBER  30,  2004,  WILL BE
AVAILABLE WITHOUT COST AT THE COMMISSION'S WEB SITE  (www.sec.gov) OR BY CALLING
THE FUND AT 1-800-523-1918.

About Delaware Investments

Delaware Investments,  based in Philadelphia,  is a diversified asset management organization  with more than $100 billion in assets under management as of March
31, 2005. Delaware Investments provides investment products and services through a broad range of mutual  funds,  managed  accounts,  retirement  plan  services, subadvised  funds,  and college  savings plans.  These products and services are provided to individual  and  institutional  investors such as private and public pension funds, foundations,  and endowment funds. For more information about the company, visit www.delawareinvestments.com.

Delaware  Investments is a part of Lincoln  Financial  Group, the marketing name for Lincoln National Corporation and its affiliates.

                                    -- ## --

Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com